UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  5)

APOLLO GLOBAL MANAGEMENT, InC.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

03769M 106
(CUSIP Number)

c/o Elysium Management LLC 445 Park Avenue, Suite 1401 New York, NY 10022 (646) 589-8607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03769M 106	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Leon D. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,604,773
	8	SHARED VOTING POWER 6,000,000
	9	SOLE DISPOSITIVE POWER 36,604,773
	10	SHARED DISPOSITIVE POWER 6,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,604,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Based on 569,534,271 shares of common stock, par value $0.00001 per share, of Apollo Global Management, Inc. (the “Issuer”) issued and outstanding as of August 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2024.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer.

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Mr. Leon D. Black (the “Reporting Person”), relating to the shares of the common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc., a Delaware corporation (the “Issuer”) on January 11, 2022, as amended by Amendment No. 1 thereto filed with the Commission on May 27, 2022, Amendment No. 2 thereto filed with the Commission on August 16, 2022, Amendment No. 3 thereto filed with the Commission on February 16, 2024 and Amendment No. 4 thereto filed with the Commission on May 10, 2024 (as so amended, the “Schedule 13D”). This Amendment No. 5 is being filed to update the disclosure in Item 6. The Schedule 13D is hereby amended as follows:

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

 Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Reference to percentage ownership of the Common Stock in this Schedule 13D are based on 569,534,271 shares of Common Stock, issued and outstanding as of August 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2024.

(a) and (b)

As of the date of this Schedule 13D, Mr. Black is the beneficial owner of 42,604,773 shares of Common Stock (approximately 7.5% of the Common Stock), 36,604,773 of which he holds directly, and 6,000,000 of which are held by his spouse. Mr. Black has sole voting and sole dispositive power with respect to the shares he holds directly, and shares voting and dispositive power over the shares held by his spouse.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 4 of 5

By virtue of the agreements made pursuant to the Stockholders Agreement, the parties thereto, including the Reporting Person, may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. According to public filings, the parties to the Stockholders Agreement, as a group, beneficially own an aggregate of 152,841,675 shares of Common Stock (approximately 26.9% of the Common Stock). The Reporting Person disclaims beneficial ownership of any securities owned by such other parties. Only the shares of Common Stock beneficially owned by the Reporting Person are the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other parties to the Stockholders Agreement, see Item 4.

(c)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Amendment No. 5, a total of 15,000,000 shares of Common Stock beneficially owned by the Reporting Person are held in one or more margin accounts subject to a standard margin loan arrangement. The Reporting Person does not have any current intention to sell any of such shares.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2024

LEON D. BLACK

/s/ Leon D. Black

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).